FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2003

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release QUEBECOR MEDIA INC. Filed in this Form 6-K Documents index

1.	Press release dated February 13, 2003 (Quebecor Media Inc.); and
2.	Extract of the Annual Financial Statements for the year ended December 31, 2002.

February 13, 2003

For immediate release

QUEBECOR MEDIA ANNOUNCES FOURTH QUARTER
AND YEAR-END 2002 RESULTS

HIGHLIGHTS:

>> $196 million increase in operating income
>> $430 million reduction in debt
>> Refinancing of Sun Media Corporation on advantageous terms
>> Write-down of portion of goodwill

Montréal, Québec –  Quebecor Media Inc. recorded revenues of $2.27 billion during the 2002 financial year, compared with $1.84 billion in 2001. The $433.5 million increase stems from the inclusion of the results of the Cable Television segment and of TVA Group following the transfer of control over those entities in 2001, the inclusion of the Business Telecommunications segment in the consolidated results since November 2001, and higher revenues in the Newspapers segment, particularly from advertising sales. These factors were partially offset by lower business volume in the Web Integration/Technology segment. Operating income was $604.9 million in 2002, compared with $408.9 million in 2001. The $196.0 million increase was mainly due to the inclusion of the results of the Cable Television, Broadcasting and Business Telecommunications segments for the full 12 months of 2002, combined with significantly improved operating results in the Newspapers, Web Integration/Technology and Internet/Portals segments. Lower newsprint prices and effective cost containment measures introduced in 2001 and continued in 2002 contributed to this improvement.

The Company recorded a net loss of $213.9 million in 2002, compared with $444.2 million in 2001. In accordance with new accounting rules, the Company did not record any amortization of goodwill in 2002. Excluding goodwill amortization, net of non-controlling interest, the net loss would have been $275.7 million in 2001.

Amortization charges increased by $81.2 million in 2002 to $245.5 million. Financial expenses increased by $34.6 million from $287.8 in 2001 to $322.4 million in 2002. The higher amortization charges and financial expenses mainly reflect the inclusion of the results of the Cable Television, Broadcasting and Business Telecommunications segments. The impact on financial expenses was partially offset, however, by lower interest rates and reduced debt levels. Reserves for the restructuring of operations and special charges totalled $39.3 million in 2002 ($152.1 million in 2001) and write-down of goodwill amounted to $187.0 million, including $68.0 million for the Cable Television segment and $107.6 million for the Business Telecommunications segment. In 2001, the Company recorded a $146.9 million charge for write-down of goodwill.

As a result of the financial operations carried out in 2002 and the beginning of 2003, Quebecor Media has reduced its debt by a total of nearly $430 million, or 12.2% of the debt entered on its balance sheet at December 31, 2002, using its cash flow and an injection of capital by its parent company.

Specifically, immediately after the end of the 2002 financial year, Quebecor Inc. contributed $216.0 million to the share capital of Quebecor Media, enabling Quebecor Media to repay the same amount of a $429.0 million term loan coming due in April 2003. Quebecor will make an additional contribution of $19 million prior to the April 2003 due date.

On February 7, 2003, Sun Media Corporation closed a private placement of Senior Notes in the principal amount of US$201.5 million and contracted new bank credit facilities totalling $425 million. The proceeds from the sale of Senior Notes and the new bank credit facilities will be used to pay down in full all Sun Media loans and to pay a $260 million dividend to Quebecor Media Inc., of which $150 million will be used to reduce the long-term debt of Vidéotron ltée. This payment on Vidéotron’s debt will be in addition to debt reductions totalling $168 million made by Vidéotron in 2002. Following these financial operations, Vidéotron will have repaid a total of $318 million, or nearly 25% of its long-term debt, in 2002 and the beginning of 2003, giving it the best ratios in the industry in Canada.

In the fourth quarter of 2002, Quebecor Media generated revenues of $621.9 million, compared with $599.4 million in the same period of 2001. The increase was due to the inclusion of the Business Telecommunications segment in the consolidated results and higher revenues in the Broadcasting and Newspapers segments. Operating income rose by $19.1 million, or 11.5%, to $185.2 million. The performance was due to significantly improved results in the Broadcasting, Web Integration/Technology, Internet/Portals and Cable Television segments, and the consolidation of the Business Telecommunications segment. The Company posted a net loss of $173.5 million in the fourth quarter of 2002, compared with $163.9 million in the same quarter of 2001. Not counting amortization of goodwill, net of non-controlling interest, the net loss would have been $120.4 million in the fourth quarter of 2001.

Cable Television

In 2002, Vidéotron reported revenues of $715.6 million and operating income of $262.7 million. On a comparable basis, the 2001 figures were $709.6 million and $271.9 million respectively. Revenues grew by $6.0 million, or 0.8%, in 2002. Despite aggressive competition from satellite television services and the problems caused by the labour conflict between Vidéotron and its unionized employees, Vidéotron signed up 57,000 new customers to its illico digital television service in 2002 while losing 136,000 subscribers to its analog cable television service, for a net loss of 79,000 customers. At the same time, Vidéotron gained 77,000 new customers for its high-speed cable Internet access service, which now serves 306,000 subscribers.

Operating income decreased by $9.2 million, or 3.4%, in 2002, on a comparable basis. The impact on operating income of the net loss of cable television customers, combined with the lower profit margin, due primarily to the migration of customers from analog to digital services, was fully offset by the contribution from new customers for Internet access services, which generate higher profit margins. At the same time, efficiencies of more than $20.0 million yielded by the cost rationalization program implemented since the acquisition by Quebecor Media and an $8.3 million refund of property tax paid on the network in previous years, which was received in 2002, were not enough to offset additional costs incurred during the financial year. These included charges of $18.5 million related to the maintenance of operations during the labour dispute, the impact of reduced capitalization of certain operating expenses following the completion of the network modernization program, and costs for improving customer service.

In the last quarter of 2002, Vidéotron’s revenues totalled $181.7 million, compared with $180.0 million in the same quarter of 2001. Operating income was $73.2 million, compared with $70.6 million in the fourth quarter of 2001, an increase of $2.6 million or 3.7%. The improvement resulted primarily from reduced operating costs. Vidéotron’s average monthly revenue per subscriber increased 7.8% from $39.20 in the fourth quarter of 2001 to $41.85 in the fourth quarter of 2002.

Newspapers

The Newspapers segment’s revenues amounted to $853.6 million in 2002, compared with $838.1 million in 2001, an increase of $15.5 million or 1.8%. Increases of 4.0% and 2.1% in advertising and circulation revenues respectively were partially offset by decreased printing revenues. Operating income grew to $222.3 million in 2002, an increase of $21.5 million or 10.7%. The Newspapers segment’s operating margin was 26.0% in 2002, compared with 24.0% in 2001. The increase in operating income derives primarily from lower newsprint prices, effective cost containment measures introduced in 2001 and continued in 2002, and higher revenues.

In the fourth quarter of 2002, the segment’s revenues amounted to $228.6 million, compared with $221.5 million in the same quarter of 2001, an increase of $7.1 million or 3.2%. Advertising and circulation revenues grew by 6.0% and 2.6% respectively. Fourth quarter operating income declined by $2.2 million from $68.3 million in 2001 to $66.1 million in 2002.

Broadcasting

In 2002, TVA Group generated revenues of $323.4 million and operating income of $78.9 million. In 2001, the figures were $322.8 million and $69.5 million respectively, on a comparable basis. Increased broadcasting and publishing revenues almost entirely offset the decrease in production and international distribution operations resulting from the reorganization carried out in 2001. The growth in operating income in 2002 stemmed from the higher revenues, the increased profitability of TVA’s broadcasting operations as a result of lower operating costs, among other things, and the addition of Publicor’s results to the Broadcasting segment’s consolidated figures as of May 2002. TVA Group’s publishing segment therefore posted revenues of $64.8 million, compared with $47.2 million in the previous year, and its operating income was $16.7 million, compared with $9.4 million in 2001.

The Broadcasting segment recorded revenues of $97.3 million in the fourth quarter of 2002, compared with $88.2 million in 2001, a 10.3% increase. It posted even stronger growth in operating income, which rose by 30.1% to $30.8 million, compared with $23.7 million in the same quarter of the previous year. The increase in operating income was essentially caused by the reasons noted in the discussion of the annual results.

The BBM ratings for fall 2002, released at the beginning of 2003, again confirmed TVA’s dominant position among Québec general-interest television networks. The TVA network’s 36% market share in the Québec market as a whole, up 1% from the same period of the previous year, was, once again, greater than that of its two main rivals, SRC (17%) and TQS (14%), combined.

Leisure and Entertainment

In 2002, the Leisure and Entertainment segment’s revenues totalled $244.5 million, compared with $260.1 million in the previous year. The $15.6 million decrease resulted mainly from the transfer of Publicor magazines from the Leisure and Entertainment segment to the Broadcasting segment in a transaction closed in May 2002. Operating income remained virtually unchanged, increasing from $28.8 million to $29.0 million. The significant improvement in the profitability of Archambault Group and the Books segment made up for the loss of income resulting from the transfer of the magazines. It should be noted that revenues and operating income for the previous year included the results of St. Remy Média Inc., which was sold at the end of 2001.

In the fourth quarter of 2002, the Leisure and Entertainment’s revenues were $76.9 million, a decrease of $2.5 million. Fourth quarter operating income declined from $10.3 million in 2001 to $9.7 million in 2002. The decreases resulted mainly from the transfer of Publicor to the Broadcasting segment. In October 2002, Archambault opened its 11th superstore in the Complexe Les Ailes shopping centre in downtown Montréal.

Business Telecommunications

Videotron Telecom Ltd. (VTL) reported revenues of $91.9 million in 2002, versus $96.7 million in 2001, on a comparable basis. The decrease in revenues from point-to-point telecommunications and the impact on revenues of the discontinuation of certain operations in 2001 were not entirely offset by the contribution of businesses acquired in 2002 and higher revenues from Internet communications. Operating income amounted to $27.3 million in 2002, compared with $23.4 million in the previous year, an increase of $3.9 million or 16,6%. The improvement in profitability was mainly due to the considerable reduction in labour costs and higher profit margins, which outweighed costs caused by vandalism against VTL’s network during the labour dispute at Vidéotron.

In the last quarter of 2002, VTL’s revenues were $24.7 million, versus $22.3 million in the same quarter of 2001, on a comparable basis. Fourth quarter operating income increased by 21.9% from 6.5 million in 2001 to $7.9 million in 2002, essentially for the reasons noted above. In December, VTL expanded its network’s coverage by acquiring two fiber-optic routes stretching a total of 1,200 km across southern Ontario and to the US.

Web Integration/Technology

The Web Integration/Technology segment posted revenues of $79.8 million in 2002, compared with $129.1 million in 2001. A $34.9 million drop in the revenues of Mindready Solutions Inc. as a result of slumping demand from telecoms accounted for the major part of the decrease. Sales declined by $14.4 million at Nurun’s e-Business Services segment due to a decrease in business at all offices and the discontinuation of some operations that no longer fit into Nurun’s long-term development plans. The operating loss was $10.7 million, compared with $15.4 million in 2001. The lower operating loss in 2002 was mainly due to the recording under operating expenses of special charges related to the restructuring of operations in 2001, and lower operating expenses and improved profit margins in 2002, which more than made up for the decrease in revenues. Despite an exceedingly difficult business environment for Web agencies around the world, Nurun’s e-Business Services segment generated operating income in each of the last three quarters of 2002.

In the last quarter of 2002, the segment’s revenues amounted to $20.4 million, compared with $20.8 million in the same period of 2001. The operating loss was reduced substantially to $0.8 million, compared with $6.5 million in the last quarter of 2001. Nurun’s e-Business Services segment recorded operating income of $0.9 million in the last quarter of 2002. In November 2002, Nurun signed a contract worth nearly $3 million with the Québec Pension Plan to develop Web-based transactional services for the major Québec government agency.

Internet/Portals

The Internet/Portals segment’s revenues were virtually unchanged at $26.8 million in 2002, compared with $27.4 million in 2001. The world-wide decline in revenues from advertising banners on general-interest portals in 2002 was therefore offset by the significant increase in revenues from the specialty sites Jobboom.com, MatchContact.com and Autonet.ca. The operating loss decreased from $21.5 million in 2001 to $2.6 million in 2002, an $18.9 million improvement. The performance reflects the success of the multi-stage restructuring process launched in 2001 and continued during the 2002 financial year. Lower payroll and advertising/promotion expenses, combined with increased revenues from the specialty sites, contributed to the substantial improvement. The Internet/Portals segment reached the breakeven point, in terms of operating income, during the last two quarters of 2002.

In the fourth quarter of 2002, revenues were $5.9 million, compared with $7.4 million in the same period of 2001. The segment posted operating income of $0.2 million, compared with a $4.2 million loss in the last quarter of 2001.

Financial position

In 2002, Quebecor Media’s long-term consolidated debt and bank debt decreased by $213.7 million. Subsidiaries Vidéotron and Sun Media Corporation accounted for most of the decrease, with reductions of $168.0 million and $39.4 million respectively. Immediately after the end of the 2002 financial year, Quebecor Inc. contributed $216.0 million to the share capital of Quebecor Media, enabling Quebecor Media to repay the same amount of a $429.0 million term loan coming due in April 2003. Counting the reduction in the term loan, Quebecor Media decreased its debt by a total of nearly $430 million.

At December 31, 2002, the Company and its subsidiaries had cash, cash equivalents and liquid investments with remaining maturities greater than three months totalling $275.7 million, consisting mainly of short-term investments. The Company and its subsidiaries also had unused lines of credit of $275.0 million available, for total available liquid assets of $550.7 million. At the same date, the consolidated debt, including the short-term portion of the long-term debt, totalled $3.51 billion, including Sun Media Corporation’s $515.1 million debt, Vidéotron ltée’s $1.12 billion debt, TVA Group’s $51.2 million debt, Senior Notes in an aggregate amount of $1.39 billion and a term loan of $429.0 million.

Accounting policies

In 2002, the Company made certain changes to its accounting policies in order to conform to new Canadian Institute of Chartered Accountants (“CICA”) accounting standards. The Company completed the goodwill impairment tests for each of its operating units, in accordance with the new recommendations in Section 3062 of the CICA Handbook, and charged $2.14 billion to opening retained earnings, net of non-controlling interest of $18.8 million, in order to account for the goodwill impairment loss in the Cable Television segment ($1.93 billion), the Business Telecommunications segment ($165.0 million), the Web Integration/Technology segment ($20.4 million) and the Internet/Portals segment ($41.8 million).

Operating income

The Company defines operating income (or loss) as earnings (or loss) before amortization charges, financial expenses, reserves for restructuring of operations and other special charges, write-downs of goodwill, gains on the sale of businesses, gains on dilution from issuance of capital stock by subsidiaries, and income taxes. Special charges include the mark-to-market of temporary investments, write-down of a property and non-monetary compensation charges. Equity income (or loss) from non-consolidated subsidiaries and non-controlling interest are not considered in the computation of operating income.

Operating income (or loss) as defined above is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Operating income (or loss) is used by the Company because management believes it is a meaningful measure of performance. Operating income (or loss) is commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income may not be identical to similarly titled measures reported by other companies.

Forward-looking statements

Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results in future periods to differ materially from the forecasted results. Those risks include changes in customer demand for the Company’s products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors and general changes in the economic environment.

The Company

Quebecor Media Inc., a subsidiary of Quebecor Inc. (TSX: QBR.A, QBR.B), operates in Canada, the United States, France, Italy and the UK. It is engaged in newspaper publishing (Sun Media Corporation), cable television (Vidéotron ltée), broadcasting (TVA Group Inc.), Web technology and integration (Nurun Inc. and Mindready Solutions Inc.), Internet portals (Netgraphe Inc.), magazines (TVA Publishing Inc.), books (almost a dozen associated publishing houses), distribution and retailing of cultural products (Archambault Group Inc. and Le SuperClub Vidéotron ltée) and business telecommunications (Videotron Telecom Ltd.).

Information:

Claude Helie	Luc Lavoie
Executive Vice President	Executive Vice President, Corporate Affairs
and Chief Financial Officer	Quebecor Inc.
Quebecor Inc.	(514) 380-1974
(514) 380-1948	(514) 236-8742 (cell phone)
lavoie.luc@quebecor.com

7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousand of Canadian dollars)

	Three months ended December 31		Twelve months ended December 31

	2002	2001 (restated)	2002	2001 (restated)

	(unaudited)	(unaudited)	(audited)	(audited)

REVENUES
Cable Television	$ 181,745	$ 180,017	$ 715,647	$ 476,484
Newspapers	228,559	221,496	853,609	838,135
Broadcasting	97,266	88,176	323,355	114,657
Leisure and Entertainment	76,921	79,458	244,550	260,053
Business Telecommunications	24,669	14,567	91,931	14,567
Web Integration/Technology	20,365	20,816	79,788	129,128
Internet/Portals	5,858	7,389	26,759	27,423
Other	174	1,046	2,191	4,838
Inter-segment	(13,676)	(13,603)	(62,968)	(23,923)

	621,881	599,362	2,274,862	1,841,362
OPERATING COSTS	(436,835)	(433,221)	(1,669,941)	(1,432,479)

OPERATING INCOME BEFORE
UNDERNOTED ITEMS	185,046	166,141	604,921	408,883
Amortization	(67,864)	(65,385)	(245,491)	(164,280)
Financial expenses	(82,522)	(78,830)	(322,357)	(287,772)
Reserve for restructuring of operations and other special charges	(14,350)	(14,145)	(39,337)	(152,113)
Write-down of goodwill	(178,141)	(146,930)	(187,035)	(146,930)
Gains on sale of businesses and other assets and on dilution	2,370	—	3,577	1,479

LOSS BEFORE INCOME TAXES	(155,461)	(139,149)	(185,722)	(340,733)
Income taxes :
Current	669	1,969	(908)	3,290
Future	1,305	9,833	14,317	(7,830)

	1,974	11,802	13,409	(4,540)

	(157,435)	(150,951)	(199,131)	(336,193)
Equity loss from non-consolidated subsidiaries	--	(1,033)	--	(17,477)
Non-controlling interest	(16,221)	31,566	(14,767)	36,441

LOSS BEFORE AMORTIZATION
OF GOODWILL	(173,656)	(120,418)	(213,898)	(317,229)
Amortization of goodwill, net of non-controlling
interest	—	(43,457)	—	(126,941)

NET LOSS	$(173,656)	$ (163,875)	$ (213,898)	$ (444,170)

1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (continued)

(in thousand of Canadian dollars)

	Three months ended December 31		Twelve months ended December 31

	2002	2001 (restated)	2002	2001 (restated)

	(unaudited)	(unaudited)	(audited)	(audited)
SEGMENTED INFORMATION
Operating income before amortization, financial
expenses, reserve for restructuring of operations
and other special charges, write-down of goodwill
and gains on sale of businesses and other assets
and on dilution
Cable Television	$73,178	$70,581	$262,683	$183,160
Newspapers	66,121	68,318	222,332	200,844
Broadcasting	30,834	23,696	78,898	28,718
Leisure and Entertainment	9,667	10,277	28,972	28,774
Business Telecommunications	7,895	4,074	27,291	4,074
Web Integration/Technology	(753)	(6,542)	(10,737)	(15,384)
Internet/Portals	201	(4,238)	(2,582)	(21,450)
General corporate income (expenses)	(2,097)	(25)	(1,936)	147

	$185,046	$166,141	$604,921	$408,883

Amortization
Cable Television	$44,237	$43,398	$151,316	$100,160
Newspapers	8,303	6,487	27,032	25,692
Broadcasting	2,250	2,540	10,766	3,690
Leisure and Entertainment	2,472	3,172	10,582	13,621
Business Telecommunications	8,514	5,911	35,053	5,911
Web Integration/Technology	1,236	1,360	4,712	5,420
Internet/Portals	357	1,687	3,762	6,739
Head Office	495	830	2,268	3,047

	$67,864	$65,385	$245,491	$164,280

CONSOLIDATED STATEMENTS OF DEFICIT (in thousand of Canadian dollars)

	Three months ended December 31		Twelve months ended December 31

	2002	2001 (restated)	2002	2001 (restated)

	(unaudited)	(unaudited)	(audited)	(audited)
Deficit (Retained Earnings) at beginning of period
As previously reported	$2,606,297	$257,836	$411,485	$(19,934)
Restatement due to a change in accounting policy
regarding foreign currency translation	—	—	10,226	(2,525)

	2,606,297	257,836	421,711	(22,459)
Restatement due to a change in accounting policy
regarding goodwill	—	—	2,144,344	—

As restated	2,606,297	257,836	2,566,055	(22,459)
Net loss	173,656	163,875	213,898	444,170

Deficit at end of period	$2,779,953	$421,711	$2,779,953	$421,711

2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousand of Canadian dollars)

	Three months ended December 31		Twelve months ended December 31

	2002	2001 (restated)	2002	2001 (restated)

	(unaudited)	(unaudited)	(audited)	(audited)
Cash flows related to operations :
Net loss	$(173,656)	$(163,875)	$(213,898)	$(444,170)
Adjustments for:
Amortization of property, plant and equipment	61,332	63,440	221,506	156,409
Amortization and write-down of goodwill and deferred charges	184,673	188,253	211,020	289,392
Amortization of deferred financing costs and
long-term debt discount	12,917	16,422	48,381	48,972
Non-monetary compensation charges	1,374	6,387	5,661	25,404
Write-down of temporary investments and of a property	9,400	—	22,258	99,776
Interest on redeemable preferred shares	5,594	3,438	21,650	3,438
Gains (losses) on foreign currency translation	(113)	1,503	(2,211)	17,066
Gains (losses) on disposal of assets and other assets and on dilution	(1,753)	1,094	(1,696)	(3,728)
Future income taxes	1,305	9,833	14,317	(7,830)
Equity (income) loss from non-consolidated subsidiaries	—	1,033	—	17,477
Non-controlling interest	16,221	(27,487)	14,767	(44,091)
Other	570	(8,398)	720	(13,511)

	117,864	91,643	342,475	144,604
Net change in non-cash balances related to operations
(net of the effect of business acquisition and disposal)	81,113	59,378	58,744	137,191

Cash flows provided by operations	198,977	151,021	401,219	281,795

Cash flows related to financing activities:
Net increase (decrease) in bank indebtedness	7,828	1,057	(24,932)	(10,627)
Issuance of long-term debt	—	475,117	25,783	2,103,440
Repayment of long-term debt	(152,505)	(494,462)	(225,091)	(2,152,870)
Financial fees	—	(909)	—	(41,542)
Proceeds from issuance of capital stock	4,173	—	31,869	417,500
Dividends paid to non-controlling shareholders	(1,683)	(300)	(5,879)	(1,331)
Decrease (increase) in advances receivable from Parent Company	2,284	(8,267)	4,262	4,095

Cash flows (used for) provided by financing activities	(139,903)	(27,764)	(193,988)	318,665

Cash flows related to investing activities:
Business acquisitions, net of cash and cash equivalents
acquired	(9,927)	—	(14,189)	(379,273)
Proceeds from disposal of businesses	3,647	—	6,745	—
Acquisitions of property, plant and equipment	(37,795)	(34,331)	(141,550)	(123,760)
Additions to others assets	(8,626)	(3,295)	(27,971)	(17,194)
(Increase) decrease of temporary investments	(82,493)	(16,400)	(68,128)	4,680
Proceeds from disposal of assets	9,183	5,886	12,656	116,209
Interests charges capitalized to investments in subsidiaries
held for resale	—	(2,766)	—	(27,456)
Others	8,221	(9,591)	5,995	(11,346)

Cash flows used for investing activities	(117,790)	(60,497)	(226,442)	(438,140)

Net increase in cash and cash equivalents	(58,716)	62,760	(19,211)	162,320

Effect of exchange rate changes on cash and cash equivalents
denominated in foreign currencies	213	369	(284)	(726)
Cash and cash equivalents at beginning of period	246,781	144,644	207,773	46,179

Cash and cash equivalents at end of period	$188,278	$207,773	$188,278	$207,773

SEGMENTED INFORMATION
Additions to property, plant and equipment:
Cable Television	$19,657	$22,496	$93,060	$84,027
Newspapers	3,816	2,458	10,309	19,207
Broadcasting	1,463	1,116	6,300	1,695
Leisure and Entertainment	4,404	3,472	9,552	10,104
Business Telecommunications	8,050	4,203	20,926	4,203
Web Integration/Technology	345	993	1,333	3,602
Internet/Portals	45	—	45	902
Head office	15	(407)	25	20

	$37,795	$34,331	$141,550	$123,760

3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in thousand of Canadian dollars)

	December 31	December 31

	2002	2001 (restated)

	(audited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$ 188,278	$ 207,773
Temporary investments	87,798	32,548
Accounts receivable	329,764	340,602
Income taxes receivable	28,781	12,786
Inventories and investments in televisual products and movies	156,922	166,750
Prepaid expenses	18,570	21,689
Future income taxes	31,870	22,440

	841,983	804,588

PORTFOLIO INVESTMENTS	15,867	15,188
ADVANCES RECEIVABLE FROM PARENT COMPANY	26,094	30,356
PROPERTY, PLANT AND EQUIPMENT	1,680,306	1,818,579
GOODWILL	3,883,366	6,240,270
FUTURE INCOME TAXES	97,867	84,891
OTHER ASSETS	239,167	267,941

	$ 6,784,650	$ 9,261,813

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank indebtedness	$ 13,143	$ 38,075
Accounts payable and accrued charges	699,232	682,812
Income and other taxes	9,340	12,352
Accounts payable to Parent Company and companies
under common control	22,628	2,550
Future income taxes	857	926
Current portion of long-term debt	575,552	15,051

	1,320,752	751,766

LONG-TERM DEBT	2,931,044	3,680,337
REDEEMABLE PREFERRED SHARES	254,232	232,583
OTHER LIABILITIES	51,410	47,891
FUTURE INCOME TAXES	258,464	239,264
NON-CONTROLLING INTEREST	195,144	210,665

SHAREHOLDERS' EQUITY:
Capital stock	1,341,836	3,984,967
Contributed surplus	3,214,562	538,559
Deficit	(2,779,953)	(421,711)
Translation adjustment	(2,841)	(2,508)

	1,773,604	4,099,307

	$ 6,784,650	$ 9,261,813

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC. /s/ Claudine Tremblay

________________________
By:	Claudine Tremblay Director, Corporate Services and Assistant Corporate Secretary

Date: February 13, 2003